

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

May 11, 2010

Mr. Doyle Simons
Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, TX 78746

> **Re: Temple-Inland Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed February 23, 2010**
> **File No. 001-08634**
> **Schedule 14A**
> **Filed March 23, 2010**

Dear Mr. Simons:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A, filed March 23, 2010

Certain Relationships and Related Transactions, page 15

1.   We note the related party transactions involving Mr. Temple. Please explain to us why you do not provide the approximate dollar value involved in the transaction, as required by Item 404(a)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 22

2.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

3.   We note the projected results of box plant transformation II (2010-2013) in your presentation materials furnished as exhibit 99.2 to your Form 8-K filed February 9, 2010. Please tell if you reasonably expect that box plant transformation II will have a material impact on your liquidity or income from continuing operations and, if so, tell us how you considered the disclosure requirements of Item 303(a)(1) and Item 303(a)(3)(ii) of Regulation S-K for this subsequent event.

Item 7. Financial Statements and Supplementary Data, page 42

Consolidated Statements of Cash Flows, page 48

4.   It appears that you begin your reconciliation of operating cash flows with net income attributable to Temple-Inland, Inc. of $206 million. Please be advised that operating cash flows should be reconciled to *net income* pursuant to FASB ASC 230-10-45-28. Please tell us how the reconciliation of operating cash flows to your fiscal 2009 net income of $207 million would impact your consolidated statements of cash flows. Also confirm to us that you will reconcile your operating cash flows to net income in future filings.

5.   Please tell us if the $17 million write-off of fees related to special purpose entities is associated with your substitution of SunTrust, as described in Note 5 on page 59. Tell us how you accounted for the write-off, and explain to us why you recorded this amount within the operating section of your consolidated statements of cash flows. Also, tell us why you paid $15 million in fees to SunTrust, but only $3 million in fees to Rabobank in connection with their respective substitute letters of credit.

Notes to Consolidated Financial Statements, page 50

6.   It appears to us that definitive agency guidance on the taxability of the alternative fuel mixture tax credits ("credits") was not issued before you filed your January 2, 2010 Form 10-K. Please confirm our understanding and, if definitive guidance was not issued, tell us how you considered disclosure of the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the credits, along with the potential impact on your financial statements, pursuant to Item 303 of Regulation S-K. Include your consideration of materiality, as it relates to such disclosure, in your response to us. Refer to FASB ASC 275-10 (SOP 94-6) for additional guidance on risks and uncertainties disclosures.

Note 12 – Income Taxes, page 70

7.   We note that the fiscal 2009 additions to the unrecognized tax benefits include $84 million related to your tax positions for the credits. We further note that you do not expect material changes to your tax reserve during the next 12 months. Please tell us what events could cause the derecognition of the unrecognized tax benefit and whether you believe it is reasonably possible that such events could occur in the next 12 months. In that regard, it appears that definitive guidance from the IRS would resolve the uncertainties regarding the taxability of the credits. Refer to FASB ASC 740-10-50-15.d. for additional guidance.

Note 21 – Subsequent Events, page 79

8.   We note the projected results of box plant transformation II (2010-2013) in your presentation materials furnished as exhibit 99.2 to your Form 8-K filed February 9, 2010. Please tell us how you considered the disclosure requirements of FASB ASC 855-10-50-2 with respect to this exit activity, as Board approval was granted prior to the date your January 2, 2010 Form 10-K was filed.

Exhibits

9.   We note the discussion in your document addressing the $2.38 billion note receivable which is secured by irrevocable letters of credit issued by four independent financial institutions. These agreements do not appear to have been filed and are not included in your exhibit index. Please advise us of the consideration you gave to Item 601 of Regulation S-K as it relates to these agreements.

Form 10-Q for the Fiscal Quarter Ended October 3, 2009

Item 1. Financial Statements, page 3

10.   We note that you did not reconcile changes in total equity for your quarterly reporting periods in fiscal 2009. Please tell us how you considered the requirements of FASB ASC 810-10-50-1A(c). Also confirm to us that you will provide the reconciliation of changes in total equity for each reporting period (including quarterly periods) in future filings. Alternatively, explain to us why you do not believe this information is required on a quarterly basis.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information or proposed disclosure. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director